UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Tile Shop Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88677Q109
(CUSIP Number)

Robert A. Rucker c/o Tile Shop Holdings, Inc. 14000 Carlson Parkway Plymouth, MN 55441 612-963-1235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 88677Q109	13D	Page 2

1	NAMES OF REPORTING PERSONS
The Tile Shop, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
652,428 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
652,428 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
652,428 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Mr. Rucker is the sole officer and member of the board of directors of TS, Inc., holds sole voting and dispositive power over the securities held by TS, Inc., and may be deemed to beneficially own the securities held by TS, Inc.

(2) Calculated based on 52,152,031 shares of Common Stock issued and outstanding as of February 16, 2018.

CUSIP No. 88677Q109	13D	Page 3

1	NAMES OF REPORTING PERSONS
Robert A. Rucker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,711,293 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,711,293 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,711,293 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 652,428 shares of common stock, par value $0.0001 per share (the “Common Stock”), held by The Tile Shop, Inc. (“TS, Inc.”), 500,000 shares of Common Stock held by the Robert Rucker 2016 Grantor Retained Annuity Trust, 2,000,000 shares of Common Stock held by the Robert Rucker 2017 Grantor Retained Annuity Trust, 2,300,000 shares of Common Stock held by the Robert Rucker 2017 Grantor Retained Annuity Trust II, 3,380 shares of Common Stock held by Mr. Rucker’s spouse, and 23,660 shares of Common Stock held by Mr. Rucker as custodian for minor children under the Uniform Gifts to Minors Act. Mr. Rucker is the sole officer and member of the board of directors of TS, Inc., holds sole voting and dispositive power over the securities held by TS, Inc., and may be deemed to beneficially own the securities held by TS, Inc.

(2) Calculated based on 52,152,031 shares of Common Stock issued and outstanding as of February 16, 2018.

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2012 (the “Initial Schedule”), as amended by Amendment No. 1 thereto filed with the Commission on December 19, 2012 (“Amendment No. 1”), and Amendment No. 2 thereto filed with the Commission on June 13, 2013 (“Amendment No. 2, and collectively with the Initial Schedule and Amendment No. 1, the “Schedule 13D”) on behalf of The Tile Shop, Inc. (“TS, Inc.”) and Robert A. Rucker (“Rucker”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b)	The principal business of TS, Inc. is investing in securities of the Issuer. The principal occupation of Rucker is serving as a director and as the interim chief executive officer of the Issuer.

Item 3.	Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

Mr. Rucker received 17,865 shares of Common Stock as director compensation from the Issuer, as set forth in Item 5 below. All acquisitions by gift noted in Item 5 below were acquired from Rucker, TS, Inc. or one of three Grantor Retained Annuity Trusts controlled by Rucker.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

(a) and (b)   The information contained on the cover pages to this Amendment No. 3 is hereby incorporated by reference into this Item 5, as applicable.

(c)	From the date of Amendment No. 2 until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Sale Price of Security
February 19, 2015	The Tile Shop, Inc.	Gift	Common Stock	(471,822)	N/A
August 21, 2015	Robert A. Rucker	Director Compensation Grant	Common Stock	7,205	N/A
July 1, 2016	The Tile Shop, Inc.	Open Market Sale (per 10b5-1 trading plan)	Common Stock	(50,000)	$19.81
August 22, 2016	Robert A. Rucker	Director Compensation Grant	Common Stock	5,622	N/A
September 23, 2016	The Tile Shop, Inc.	Gift to 2016 GRAT	Common Stock	(2,800,000)	N/A
September 23, 2016	Robert Rucker 2016 Grantor Retained Annuity Trust (“2016 GRAT”)	Gift from The Tile Shop, Inc.	Common Stock	2,800,000	N/A
October 5, 2016	The Tile Shop, Inc.	Open Market Sale (per 10b5-1 trading plan)	Common Stock	(400)	$17.00
October 6, 2016	The Tile Shop, Inc.	Open Market Sale (per 10b5-1 trading plan)	Common Stock	(49,600)	$17.036
December 2, 2016	Robert A. Rucker	Gift to Spouse	Common Stock	(1,430)	N/A
December 2, 2016	Spouse	Gift from Robert A. Rucker	Common Stock	1,430	N/A
December 2, 2016	Robert A. Rucker	Gifts to seven minor children under Uniform Gifts to Minors Act (“Seven UGMAs”)	Common Stock	(9,710)	N/A

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Sale Price of Security
December 2, 2016	Seven UGMAs	Gift from Robert A. Rucker	Common Stock	9,710	N/A
January 3, 2017	The Tile Shop, Inc.	Open Market Sale (per 10b5-1 trading plan)	Common Stock	(50,000)	$19.5744
April 5, 2017	The Tile Shop, Inc.	Open Market Sale (per 10b5-1 trading plan)	Common Stock	(50,000)	$19.0971
July 3, 2017	The Tile Shop, Inc.	Open Market Sale (per 10b5-1 trading plan)	Common Stock	(14,801)	$20.6865
July 5, 2017	The Tile Shop, Inc.	Open Market Sale (per 10b5-1 trading plan)	Common Stock	(35,199)	$20.4335
July 13, 2017	Robert A. Rucker	Director Compensation Grant	Common Stock	5,038	N/A
July 17, 2017	The Tile Shop, Inc.	Open Market Sale (per 10b5-1 trading plan)	Common Stock	(100,000)	$20.1606
July 27, 2017	Robert A. Rucker	Gift to Spouse	Common Stock	(1,950)	N/A
July 27, 2017	Spouse	Gift from Robert A. Rucker	Common Stock	1,950	N/A
July 27, 2017	Robert A. Rucker	Gifts to Seven UGMAs	Common Stock	(13,650)	N/A
July 27, 2017	Seven UGMAs	Gift from Robert A. Rucker	Common Stock	13,650	N/A
October 13, 2017	2016 GRAT	Gift to The Tile Shop, Inc.	Common Stock	(2,300,000)	N/A
October 13, 2017	The Tile Shop, Inc.	Gift from 2016 GRAT	Common Stock	2,300,000	N/A
October 13, 2017	The Tile Shop, Inc.	Gift to 2017 GRAT	Common Stock	(2,000,000)	N/A
October 13, 2017	Robert Rucker 2017 Grantor Retained Annuity Trust (“2017 GRAT”)	Gift from The Tile Shop, Inc.	Common Stock	2,000,000	N/A
December 12, 2017	Robert A. Rucker	Gift	Common Stock	(9,000)	N/A
December 15, 2017	The Tile Shop, Inc.	Gift to 2017 GRAT II	Common Stock	(2,300,000)	N/A
December 15, 2017	Robert Rucker 2017 Grantor Retained Annuity Trust II (“2017 GRAT II”)	Gift from The Tile Shop, Inc.	Common Stock	2,300,000	N/A

Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

On September 23, 2016, The Tile Shop, Inc., gifted 2,800,000 shares to the Robert Rucker 2016 Grantor Retained Annuity Trust and became a beneficial owner of less than 5% of the Common Stock.

Item 7.	Exhibits

Exhibit 1: Joint Filing Statement (incorporated by reference to Exhibit 1 to the Initial Schedule filed with the Commission on August 29, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018

THE TILE SHOP, INC.

By:	/s/ Robert A. Rucker
Name: Robert A. Rucker
Title: President

/s/ Robert A. Rucker
Robert A. Rucker